# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CF BANKSHARES INC., CIK 0001070680
CUSIP: 12520L109
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 4960 E. Dublin Granville Rd., Suite #400, Columbus, Ohio (OH), 43081
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0001193125-24-035381
Filed by CIK 0001557204
Persons authorized to receive notices and communications: Edward W. Cochran, 20030 Marchmont Rd., Shaker Heights, Ohio (OH), 44122, (216) 751-5546

## Reporting persons
- Edward W. Cochran (CIK 0001557204): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 346,913; shared voting power 0; sole dispositive power 346,913; shared dispositive power 0; aggregate amount beneficially owned 346,913 (6.77% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: CF BANKSHARES INC.
Address of issuer's principal executive offices: 4960 E. Dublin Granville Rd., Suite #400, Columbus, Ohio (OH), 43081

## Item 2. Identity and Background
Name of person filing: Edward W. Cochran
Residence or business address: 20030 Marchmont Rd., Shaker Heights, Ohio 44122
Present principal occupation or employment: Self-Employed Attorney
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds in the aggregate amount of $2,300,000

## Item 4. Purpose of Transaction
Purpose of transaction: Private Investment

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The 346,913 shares of Common Stock represents 6.77% of outstanding voting Common Stock of CF Bankshares Inc., calculated based on 5,125,885 shares of voting Common Stock outstanding as of November 8, 2024 (as reported in the most recent Quarterly Report on Form 10-Q of CF Bankshares Inc.).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power with respect to all 346,913 shares of Common Stock.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Edward W. Cochran: /s/ Edward W. Cochran, Edward W. Cochran/Individual (02/14/2025)